
November 21, 2022

Victor Hoo
Chief Executive Officer
VCI Global Limited
B03-C-8 Menara 3A
KL Eco City, No. 3 Jalan Bangsar
59200 Kuala Lumpur

> **Re: VCI Global Limited**
> **Registration Statement on Form F-1**
> **Filed November 1, 2022**
> **File No. 333-268109**

Dear Victor Hoo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Summary Consolidated Financial and Other Data, page 15

1. We note that the balances for Trade and other payables and Retained earnings for the six months ended June 30, 2022 presented here does not appear to be consistent with the corresponding balances in the Unaudited Interim Condensed Consolidated Statements of Financial Position as of June 30, 2022 on Page F-3. Please clarify or revise.

2. We note that in the selected consolidated statements of financial position data, it appears the column labeled 30 June 2021 (RM), includes the same amounts as the column labeled 31 December 2021 (RM). Please clarify or revise.

General

3. In your response letter dated September 29, 2022, in response to comment 2, you provided a table with an "unconsolidated" calculation in an attempt to provide the requested section 3(a)(1)(C) of the Investment Company Act of 1940 ("1940 Act") calculation information. However, the calculation of "Investment Securities as a percentage of Assets" for VCI Global Limited in the table excluded the ownership of V Cap (as defined in the response). Please restate the calculation to reflect the percentage of investment securities exactly as section 3(a)(1)(C) requires.

4. We note that footnote (1) to the table of V Cap subsidiaries in your response letter dated September 29, 2022 shows a breakdown of the itemized amounts in column (d) ("Each Non-Investment Security Asset"). However, in several of the breakdowns in footnote (1), there is an itemized line item for "Investment in wholly own subsidiaries", which in some cases comprise a majority of the assets of such subsidiary's itemized breakdown. There is no analysis of such "wholly own subsidiaries" or indication as to their status under the 1940 Act. Please explain in detail whether those subsidiaries are themselves investment companies as defined in section 3(a)(1) of the 1940 Act. For example, part (9) in footnote (1) indicates that "Elmu Education Group Sdn Bhd" has "Investment in wholly own subsidiaries" in the amount of $4,537,735.68. Please clarify whether such assets are considered investment securities under the 1940 Act and discuss your reasoning behind that determination.

5. We note there is a corporate structure chart on page 5 of the Form F-1 filed November 1, 2022. Please supplementally provide a legible corporate structure chart of VCI Global Limited and its indirect and direct subsidiaries, including the ones listed on page 5 as well as the other indirect and direct subsidiaries referenced in your response letter dated September 29, 2022. Please include in such chart the parent's percentage ownership of each of the subsidiaries and an indication on such chart as to whether each direct or indirect subsidiary is a good or bad asset for purposes of the 1940 Act analysis.

6. In your response letter dated November 1, 2022, you note that "[in] the future, the Company intends to dispose of a portion of its investment in TGL and will not make any further minority investments until the Company's current investments are below the 40% threshold set forth in Section 3(a)(1)(C) of the Investment Company Act of 1940." Please describe what the intended timeline is for such divestment, and include such disclosure in the prospectus summary and the business and management's discussion and analysis sections of the prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey P. Wofford, Esq.